Endeavour Silver Drilling Intersects High Grade, Gold-Silver Mineralization in Three Historic Veins on Bolanitos Property, Guanajuato State, Mexico

VANCOUVER, BC -- (Marketwired - August 17, 2015) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) announces that drilling on the Bolanitos property in Guanajuato State, Mexico has intersected high grade, gold-silver mineralization within three historic veins, San Ignacio-San Miguel, La Joya and Gabriela. Gabriela mineralization is adjacent to historic mine workings that are readily accessible for development.

Recent drilling highlights are summarized in the table below and include 23 grams per tonne (gpt) silver and 16.2 gpt gold (1,154 gpt silver equivalent (AgEq)) over 4.6 metres (m) true width, or 33.6 ounces per ton (opT) AgEq over 15.1 feet (ft), including 101 gpt silver and 72.8 gpt gold (5,197 gpt AgEq) over 0.2 m true width, or 151.5 opT AgEq over 0.7 ft in hole IG-01.

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Hole            Structure      From True Width        Au        Ag      AgEq

                                (m)        (m)     (gpt)     (gpt)     (gpt)
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IG-01     San Ignacio (2)    146.55       1.37      3.86         9       280
                         ---------------------------------------------------
                Including    148.10       0.22      7.50        15       540
                         ---------------------------------------------------
               San Miguel    211.10       4.59     16.17        23      1154
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                Including    212.60       0.20     72.80       101      5197
                         ---------------------------------------------------
                Including    216.20       0.20     20.50        29      1464
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IG-02     San Ignacio (1)    162.60       1.97      2.24        59       215
                         ---------------------------------------------------
                Including    164.75       0.16     10.05        50       754
                         ---------------------------------------------------
          San Ignacio (2)    177.20       0.13      4.26        11       309
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MG-01     San Ignacio (2)     26.25       1.77      0.79       249       304
                         ---------------------------------------------------
                Including     28.35       0.31      0.62       450       493
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MG-02     San Miguel (Hw)    122.95       1.82      4.60        11       333
                         ---------------------------------------------------
                Including    123.95       0.31     10.10        15       722
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LJU-03            La Joya    144.55       1.13      0.96       230       297
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                Including    144.85       0.49      0.72       300       350
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LJU-05            La Joya    203.55       1.03      2.33        91       255
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                Including    204.60       0.28      5.59       175       566
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GAU-01           Gabriela     95.50       1.13      1.27       273       362
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                Including     95.50       0.21      3.58       612       863
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GAU-02           Gabriela     60.40       1.28      3.83       557       825
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                Including     61.50       0.19      8.38      1100      1687
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GAU-03           Gabriela     67.80       1.55      7.18       497       999
                         ---------------------------------------------------
                Including     69.65       0.16     21.00       803      2273
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Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Luis Castro, Vice President of Exploration, commented, "We are encouraged that our exploration drilling continues to find new zones of high grade mineralization at relatively shallow depths within historic veins on the Bolanitos property. The Gabriela mineralization sits adjacent to historic mine workings that should provide easy access for future mining if a large enough block of mineral can be outlined."

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour Silver -- Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted ten consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com